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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13-D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         CHINA AUTOMOTIVE SYSTEMS, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
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                         (Title of Class of Securities)

                                   16936R 10 5
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                                 (CUSIP Number)

                                   HANLIN CHEN
                               NO. 1 HENGLONG ROAD
                            YU QIAO DEVELOPMENT ZONE
                                 SHASHI DISTRICT
                                 JING ZHOU CITY
                                 HUBEI PROVINCE
                                 86-27-59818528
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MARCH 5, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.: 16936R 10 5                 13-D                     PAGE 2 OF 5
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 1  NAMES OF REPORTING PERSON
    I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    HANLIN CHEN
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [ ]

    (b)  |X|
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 3  SEC USE ONLY
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 4  SOURCE OF FUNDS

    OO, PF
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 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                  [ ]
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    PEOPLES' REPUBLIC OF CHINA
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   NUMBER OF       7   SOLE VOTING POWER           13,280,547
     SHARES       --------------------------------------------------------------
 BENEFICIALLY      8   SHARED VOTING POWER         0
   OWNED BY       --------------------------------------------------------------
     EACH          9   SOLE DISPOSITIVE POWER      13,280,547
   REPORTING      --------------------------------------------------------------
  PERSON WITH      10  SHARED DISPOSITIVE POWER    0
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 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,280,547
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 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    [ ]
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 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    58.5% (1)
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 14 TYPE OF REPORTING PERSON            IN, HC
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(1) Based on 22,574,542 shares outstanding as reported by China Automotive
Systems, Inc. in its soon to be filed Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

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ITEM 1. SECURITY AND ISSUER.

     This statement relates to the shares of common stock, par value $.0001 per share (the "Common Stock"), of China Automotive Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at No. 1 Henglong Road, Yu Qiao Development Zone, Shashi District, Jing Zhou City, Hubei Province.


ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by Mr. Hanlin Chen (the "Reporting Person"). The Reporting Person is a Peoples' Republic of China citizen whose business address is No. 1 Henglong Road, Yu Qiao Development Zone, Shashi District, Jing Zhou City, Hubei Province. The Reporting Person's principal occupation is that of Chief Executive Office, Chairman and President of the Issuer. The Issuer's principal business address is located at No. 1 Henglong Road, Yu Qiao Development Zone, Shashi District, Jing Zhou City, Hubei Province. The Issuer's principal business is that of a holding company of its wholly owned subsidiary which manufactures power steering systems and other component parts for automobiles.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Share Exchange Agreement dated as of March 5, 2003, among Yarek Bartosz, Guofu Dong, Liping Xie, Qizhou Wu, Yiu Wong Tse, the Reporting Person and Great Genesis Holding Limited ("Genesis"), which Share Exchange Agreement was filed by the Issuer on March 20, 2003 pursuant to a Form 8-K, and is incorporated herein by reference, the Reporting Person received from the Issuer, as consideration for his Genesis shares, 13,280,547 shares of the Common Stock.


ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person is the controlling shareholder of the Issuer. Effective March 10, 2003, the Reporting Person began serving on the Board of Directors of the Issuer. The Board of Directors of the Issuer appointed the Reporting Person as the Chief Executive Officer of the Issuer and Chairman of the Board of Directors on February 21, 2003. The filing has been made solely because the Reporting Person discovered that he is required to file the statement. The filing is not made because of any change in the Reporting Person's purposes or plans in holding his shares; the Reporting Person acquired his shares in the Issuer pursuant to the Share Exchange Agreement as a long term investment, and he continues to so hold the shares. He intends to be actively involved in the business and management of the Issuer commensurate with his positions as Chairman of the Board of Directors of the Issuer, Chief Executive Officer and majority shareholder.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 13,280,547 shares of Common Stock, representing approximately 58.5% of the outstanding shares of Common Stock based on 22,574,542 shares outstanding as reported by China Automotive Systems, Inc. in its soon to be filed Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

     (b) The Reporting Person has sole voting and dispositive power over these shares of Common Stock.

     (c) Not applicable.

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     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Share Exchange Agreement, the Reporting Person has not entered into any contracts, arrangements or understanding with respect to the securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     7.1 Share Exchange Agreement dated as of March 5, 2003, among Yarek Bartosz, Guofu Dong, Liping Xie, Qizhou Wu, Yiu Wong Tse, the Reporting Person and Great Genesis Holding Limited, filed by the Issuer on March 20, 2003 pursuant to a Form 8-K and incorporated herein by reference.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Dated: May 9, 2005

                                                             HANLIN CHEN

                                                             By: /s/ Hanlin Chen
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